Exhibit 2.1

AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 3 (this “Amendment”) to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2018 as amended on November 4, 2018 and on December 28, 2018, by and among CityBase, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY Govtech, Inc. (f/k/a GTY Technology Holdings Inc.), a Massachusetts corporation (“Holdings”), GTY CB Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the CB Holders’ Representative, is effective as of February 12, 2019. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, the Company, GTY, Merger Sub and Shareholder Representative Services LLC are Parties to the Merger Agreement; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:

1.          Amendment of Section 1.2 of the Merger Agreement. Section 1.2 of the Merger Agreement is hereby amended and restated in its entirety to read:

“1.2           Effect of Merger on Capital Stock. At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, Holdings, GTY or any CB Holder:

(a)          Merger Sub Capital Stock. Each Share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.

(b)          CB Shares held by Accredited CB Holders. Each CB Common Share issued and outstanding immediately prior to the Effective Time that is held by an Accredited CB Holder shall be automatically converted into the right to receive (A) an amount of cash equal to the Per Indemnity Share Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), payable to the holder thereof in accordance with the procedures set forth in Section 1.6, plus (B) the amount of Election Shares equal to the Per Indemnity Share Closing Stock Consideration; provided, that the total number of Election Shares to be received by any Accredited CB Holder in respect of such Accredited CB Holder’s CB Common Shares shall be aggregated and rounded down to the nearest whole number of shares and any Accredited CB Holder who would otherwise be entitled to a fraction of an Election Share shall receive, in lieu of such fractional Election Share, cash in an amount equal to ten dollars ($10.00) per Election Share plus (C) the amounts, if any, that become payable in respect of such CB Share in the future from the Purchase Price Escrow Account, plus (D) the amounts, if any, that become payable in respect of such CB Share in the future from the Indemnity Escrow Account, plus (E) the amounts, if any, that become payable in respect of such CB Share in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (F) the Earnout Consideration in accordance with Exhibit B (collectively, the “Per Indemnity Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of CB Shares. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.

(c)          CB Shares held by Non-Accredited CB Holders. Each CB Common Share issued and outstanding immediately prior to the Effective Time that is held by any CB Holder other than an Accredited CB Holder shall be automatically converted into the right to receive (A) an amount equal to the Per Share Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), payable to the holder thereof in accordance with the procedures set forth in Section 1.6, plus (B) the amounts, if any, that become payable in respect of such CB Share in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such CB Share in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of CB Shares. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.

(d)          Dissenting Shares. Notwithstanding the foregoing provisions of this Article 1 any CB Shares held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of CB Shares to dissent from the Merger and require appraisal of their CB Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from the Surviving Company in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a CB Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a CB Holder). The Company shall provide GTY reasonably prompt written notice of any demands received by the Company for appraisal of CB Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the DGCL shall be entitled to vote his or her CB Shares for any purpose or receive payment of dividends or other distributions with respect to his or her CB Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).

(e)          Prior to the Effective Time, the Company shall take all actions that may be necessary to ensure that no shares of Series A Preferred Stock, $0.00001 par value, of the Company, no shares of Series B Preferred Stock, $0.00001 par value of the Company, and no shares of any other series of preferred stock of the Company are outstanding as of the Effective Time.”

2.          Amendment of Section 1.4(a) of the Merger Agreement. Section 1.4(a) of the Merger Agreement is hereby amended and restated in its entirety to read:

(a)          “Treatment of Vested Qualifying Options. None of the Surviving Company, GTY or Holdings will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. Subject to a Vested Qualifying Option Holder providing the Company with a duly completed and validly executed Option Cancellation Agreement, each Vested Qualifying Option held by such Vested Qualifying Option Holder that is unexpired and unexercised immediately prior to the Effective Time shall be cancelled and converted at the Effective Time into the right to receive (A) an amount in cash, without interest, equal to the product of (a) that number of CB Common Shares for which such Vested Qualifying Option is exercisable, multiplied by (b) the Per Option Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), which Per Option Closing Cash Consideration will then be reduced by any applicable Taxes; plus (B) the amounts, if any, that become payable in respect of such Vested Qualifying Option in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such Vested Qualifying Option in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (the “Per Option Merger Consideration”); provided that each Key Optionholder shall receive a portion of the Per Option Closing Cash Consideration payable to such Key Optionholder in an amount equal to the Per Election Share Amount in newly issued Election Shares, each with a nominal value of Ten Dollars ($10.00) per share, in lieu of cash provided, that the total number of Election Shares to be received by any Key Optionholder in respect of such Key Optionholder’s Vested Qualifying Options shall be aggregated and rounded down to the nearest whole number of Election Shares and any Key Optionholder who would otherwise be entitled to a fraction of an Election Share shall receive, in lieu of such fractional Election Share, cash in an amount equal to ten dollars ($10.00) per Election Share.”

3.          Amendment of Sections 1.6 of the Merger Agreement. Sections 1.6 of the Merger Agreement is hereby amended and restated in its entirety to read:

“1.6.        Payment and Delivery of Merger Consideration.

(a)          Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company to act as the Company’s transfer agent and the exchange agent (the “Exchange Agent”), for the benefit of the CB Holders, for exchange in accordance with this Section 1.6 through the Exchange Agent, sufficient funds, and instructions to issue the Election Shares, in an aggregate amount necessary for the payment of:

(i)          the Per Indemnity Share Closing Cash Consideration and the Per Share Closing Cash Consideration payable to each CB Shareholder, which shall not include any amounts otherwise payable in respect of any Dissenting Shares, and the Per Option Closing Cash Consideration payable to each Vested Qualifying Option Holder; provided that GTY or Holdings will promptly thereafter pay to the Exchange Agent any additional Per Indemnity Share Closing Cash Consideration or Per Share Closing Cash Consideration, as applicable, due to any Dissenting Shares becoming CB Shares in accordance with Section 1.2(b) or Section 1.2(c), as applicable, the Closing Earnout Payment due to each Closing Earnout Recipient; and

(ii)         the Election Shares to be issued, in book-entry form, in the name of each Accredited CB Holder and each Key Optionholder; subject, in the case of any Key Optionholder who is not an Accredited CB Holder, to receipt of an Option Cancellation Agreement and Election Form, duly completed and validly executed by such Key Optionholder.

The aggregate Per Indemnity Share Merger Consideration, the aggregate Per Share Merger Consideration, the aggregate Per Option Merger Consideration, and the Election Shares, are referred to herein, collectively, as the “Merger Consideration.” The funds provided to the Exchange Agent are referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver (i) the Per Indemnity Share Closing Cash Consideration, the Per Share Closing Cash Consideration and (ii) the Per Option Closing Cash Consideration contemplated to be issued pursuant to Section 1.2(b) and Section 1.4, respectively, out of the Exchange Fund. Except as contemplated by Section 1.6(h) hereof, the Exchange Fund shall not be used for any other purpose.

(b)          At the Effective Time, GTY and Holdings shall cause the Purchase Price Escrow Amount to be deposited into the Purchase Price Escrow Account, which Purchase Price Escrow Amount shall be released from the Purchase Price Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(c)          At the Effective Time, GTY and Holdings shall cause the Share Escrow Amount and the Schedule 7.1 Escrow Amount to be deposited into the Indemnity Escrow Account, which Share Escrow Amount and Schedule 7.1 Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(d)          At the Effective Time, GTY and Holdings shall cause the Expense Fund Amount to be deposited into the Expense Fund, which Expense Fund Amount shall be released from the Expense Fund in accordance with the terms of this Agreement.

(e)          As promptly as practicable after the Effective Time, GTY and Holdings shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of CB Shares entitled to receive the Per Indemnity Share Merger Consideration pursuant to Section 1.2(b) or the Per Share Merger Consideration pursuant to Section 1.2(c): a letter of transmittal in the form attached hereto as Exhibit A (together with all exhibits thereto, the “Letter of Transmittal”) which shall among other things, (i) if applicable, specify that the delivery of any certificates evidencing the CB Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), (ii) provide instructions for receiving the Merger Consideration and if applicable, effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal and (iii) attach an Election Form pursuant to which an Accredited CB Holder shall elect to receive its Per Indemnity Share Closing Stock Consideration in Lockup Election Shares or Redeemable Election Shares. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, including the Election Form, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) and Section 1.6(a) (which, with respect to any Election Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CB Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such CB Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) and Section 1.6(a).

(f)          No dividends or other distributions declared or made after the Effective Time with respect to the Election Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Election Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Election Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Election Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Election Shares.

(g)          No certificates evidencing fractional Election Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Election Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.

(h)          Any portion of the Exchange Fund that remains undistributed to any holders of CB Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any CB Holders who have not theretofore complied with this Section 1.6 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by CB Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(i)          Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, Holdings, the Surviving Company or any other Person shall be liable to any CB Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if reasonably required by Holdings, the posting by such Person of a bond, in such reasonable amount as Holdings may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the CB Shares represented by such lost, stolen or destroyed Certificate shall have been converted.”

4.          Amendment of Section 3.3(c) of the Merger Agreement. Section 3.3(c) of the Merger Agreement is hereby amended and restated in its entirety to read:

“(c)          Upon the Closing, the Election Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens and any restrictions set forth in the CB Holder Lockup Agreement (if such Election Shares are Lockup Election Shares).”

5.          Amendment of Section 6.2(h) of the Merger Agreement. Section 6.2(h) of the Merger Agreement is hereby amended and restated in its entirety to read:

“(h)          each executive of the Company set forth on Schedule 6.2(h) shall have delivered to GTY a duly executed CB Holder Lockup Agreement and a duly executed Letter of Transmittal or Option Cancellation Agreement, as applicable;”

6.          Amendment of Section 6.3(d) of the Merger Agreement. Section 6.3(d) of the Merger Agreement is hereby amended and restated in its entirety to read:

“(d)          GTY and Holdings, as applicable, shall have issued and delivered the Election Shares and Cash Consideration to the Exchange Agent;”

7.          Amendment of Section 6.3(f) of the Merger Agreement. Section 6.3(f) of the Merger Agreement is hereby amended and restated in its entirety to read:

“(f)          the Election Shares and the Post-Closing Earnout Shares shall have been approved for listing on the Nasdaq, subject to an official notice of issuance;”

8.          Amendment of Article 9 and Exhibit B of the Merger Agreement.

(a)          Article 9 of the Merger Agreement is hereby amended by the deletion of the defined terms “Executive Shares”, “Key Stockholders” and “Merger Shares” in their entirety.

(b)          Article 9 of the Merger Agreement is hereby amended by the addition of the new defined terms “Election Form”, “Election Shares”, “Key Optionholders”, “Lockup Election Shares”, “Per Indemnity Closing Stock Consideration”, “Election Form”, “Election Shares”, “Key Optionholder”, “Lockup Election Shares”, “Per Indemnity Share Closing Stock Consideration” and “Redeemable Election Shares” to be inserted in their appropriate place in the alphabetical sequence and to read as follows:

“Election Form” means that Election Form attached as Exhibit H hereto, pursuant to which an Accredited CB Holder or the Key Optionholder will elect to receive its Election Shares in either Lockup Election Shares or Redeemable Election Shares.

“Election Shares” means those shares of Holdings Common Stock, each with a nominal value of Ten Dollars ($10.00) per share, which are, at the recipient’s election pursuant to the Election Form, either Lockup Election Shares or Redeemable Election Shares.

“Key Optionholder” has the meaning set forth in Schedule 9.1.

“Lockup Election Shares” means those Election Shares for which the recipient thereof has agreed to the terms set forth in the CB Holder Lockup Agreement pursuant to and in accordance with the Election Form.

“Per Indemnity Share Closing Stock Consideration” means that number of Election Shares equal to three million one hundred fifty-six thousand (3,156,000), divided by the number of CB Shares and Vested Qualifying Options that are outstanding immediately prior to the Effective Time and held by CB Escrow Participants and Key Optionholders.

“Redeemable Election Shares” means those Election Shares redeemable at the option of GTY pursuant to and in accordance with the terms set forth on Exhibit I-1 for a promissory note substantially in the form attached hereto as Exhibit I-2, which promissory note shall have an aggregate principal amount equal to the number of such Redeemable Election Shares multiplied by $10.00 per Redeemable Election Share.

(c)          The definition of the term “Accredited CB Holder” set forth in Article 9 of the Merger Agreement is hereby amended and restated in its entirety to read:

“Accredited CB Holder” means any holder of CB Shares that is an “Accredited Investor” as such term is defined in Rule 501(a) under the Securities Act and as determined in accordance with the criteria set forth in any accredited investor questionnaire provided by such holder to the Company prior to the Closing Date.

(d)          The definition of the term “Earnout Pro Rata Portion” set forth in Exhibit B of the Merger Agreement is hereby amended and restated in its entirety to read:

“Earnout Pro Rata Portion” means the percentage obtained by dividing (a) the aggregate number of CB Shares and Net Exercise Shares owned by a Post-Closing Earnout Recipient as of immediately prior to the Effective Time, by (b) the aggregate number of CB Shares and Net Exercise Shares held by all Post-Closing Earnout Recipients as of immediately prior to the Effective Time.

9.          Amendment of Schedule 1.2(b) of the Merger Agreement. Schedule 1.2(b) of the Merger Agreement is hereby amended and restated in its entirety in the form attached hereto as Schedule 1.2(b).

10.         Amendment of Schedule 9.1 of the Merger Agreement. Schedule 9.1 of the Merger Agreement is hereby amended and restated in its entirety in the form attached hereto as Schedule 1.2(b).

11.         Amendment of Exhibits. Exhibit A to the Merger Agreement (Form of Letter of Transmittal) is hereby amended and restated in its entirety in the form attached hereto as Exhibit A. Exhibit C to the Merger Agreement (Registration Rights) is hereby amended and restated in its entirety in the form attached hereto as Exhibit B.

12.         Addition of Exhibits. Exhibit H to the Merger Agreement (Election Form) in the form attached hereto as Exhibit C, Exhibit I-1 to the Merger Agreement (Redemption of Redeemable Election Shares) in the form attached hereto as Exhibit D, and Exhibit I-2 to the Merger Agreement (Form of Promissory Note) in the form attached hereto as Exhibit E, are each hereby added as new exhibits to the Merger Agreement.

13.         Miscellaneous.

(a)          From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby, except that each reference to “the date hereof” shall mean and be a reference to September 12, 2018.

(b)          Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.

(c)          This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.

(d)          Sections 10.5 through 10.15 of the Merger Agreement apply to this Amendment mutatis mutandis.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.

CITYBASE, INC.
By:	/s/ Michael Duffy
Name: Michael Duffy
Title: Chief Executive Officer

GTY TECHNOLOGY HOLDINGS INC.
By:	/s/ Harry L. You
Name: Harry L. You
Title: President & CFO

GTY GOVTECH, INC.
By:	/s/ Harry L. You
Name: Harry L. You
Title: President & CFO

GTY CB MERGER SUB, INC.
By:	/s/ Harry L. You
Name: Harry L. You
Title: President & CFO

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as CB Holders’ Representative

By:	/s/ Radha Subramanian
Name: Radha Subramanian
Title: Senior Director

[Signature Page to Amendment No. 3 to Agreement and Plan of Merger]

Schedule 1.2(b)

Per Indemnity Share Closing Cash Consideration, Per Share Closing Cash Consideration and Per Option Closing Cash Consideration Calculations

(i)	Cash Purchase Price		$100,000,000.00
(ii)	Plus: Aggregate Exercise Price	$
(iii)	Plus: Closing Date Cash	$
(iv)	Less: Closing Date Indebtedness	$
(v)	Subtotal: Aggregate Distributable Amount	$
(vi)	Divided by: Participating Common Stock Equivalents
	Per Share Cash Amount	$

“Aggregate Distributable Amount” means an amount equal to (i) the Cash Purchase Price, plus (ii) the Aggregate Exercise Price, plus (iii) Closing Date Cash, less (iv) Closing Date Indebtedness.

“Aggregate Exercise Price” shall be the aggregate dollar amount payable to the Company as purchase price for the exercise of all unexpired and unexercised Vested Qualifying Options immediately prior to the Effective Time.

"Net Exercise Shares" means for each holder of Vested Qualifying Options, the total number of CB Common Shares equal to the aggregate Vested Qualifying Options held by such holder multiplied by (i) the Per Option Cash Amount, divided by (ii) the Per Share Cash Amount.

“Participating Common Stock Equivalents” means all of the CB Shares outstanding or deemed to be outstanding immediately prior to the Effective Time, all CB Common Shares issuable upon exercise of Vested Qualifying Options outstanding immediately prior to the Effective Time, and, without duplication, any shares of Capital Stock of the Company issuable upon exercise of the Warrants.

“PCSE Expense Fund Amount” means an amount equal to the Expense Fund Amount, divided by the number of Participating Common Stock Equivalents.

“PCSE Indemnity Escrow Amount” means an amount equal to twelve million ($12,000,000), divided by the number of CB Shares outstanding immediately prior to the Effective Time and held by CB Escrow Participants.

“PCSE Purchase Price Escrow Amount” means an amount equal to the Purchase Price Indemnity Amount, divided by the number of Participating Common Stock Equivalents.

“Per Election Share Amount” means an amount equal to Thirty-One Million Five Hundred Sixty Thousand Dollars ($31,560,000), divided by the sum of (a) the number of CB Shares outstanding immediately prior to the Effective Time and held by CB Escrow Participants plus (b) the total number of Net Exercise Shares that are held by Key Optionholders.

“Per Option Cash Amount” means the Per Share Cash Amount minus the exercise price per CB Common Share of such Vested Qualifying Option.

“Per Option Closing Cash Consideration” means an amount equal to the Per Share Cash Amount minus (i) the PCSE Purchase Price Escrow Amount, minus (ii) the PCSE Expense Fund Amount, minus (iii) the exercise price per CB Common Share of such Vested Qualifying Option.

“Per Share Cash Amount” means an amount equal to the Aggregate Distributable Amount divided by Participating Common Stock Equivalents, rounded to the nearest hundredth of one cent.

“Per Indemnity Share Closing Cash Consideration” means an amount equal to the Per Share Cash Amount minus (i) the PCSE Indemnity Escrow Amount, minus (ii) the PCSE Purchase Price Escrow Amount, minus (iii) the PCSE Expense Fund Amount, minus (iv) the Per Election Share Amount.

“Per Share Closing Cash Consideration” means an amount equal to the Per Share Cash Amount minus (i) the PCSE Purchase Price Escrow Amount, minus (ii) the PCSE Expense Fund Amount.

Schedule 9.1

Key Executives

a)	Mike Duffy

b)	Leo Brubaker

c)	Liz Fischer

d)	Alex Pedenko

e)	Joshua Goldstein

Key Optionholders

a)	Leo Brubaker

b)	Conroy Investments, LLC

c)	Joshua Goldstein

EXHIBIT A

FORM OF LETTER OF TRANSMITTAL

EXHIBIT B

REGISTRATION RIGHTS

REGISTRATION RIGHTS

Definitions: As used in this Exhibit C, the following terms have the meanings specified below. All other capitalized terms have the meanings set forth in this Agreement. Unless otherwise specified, Section references in this Exhibit C are references to Sections in this Exhibit C.

1.          Within forty-five (45) days after the Closing Date, Holdings shall use commercially reasonable efforts (i) to file a registration statement on Form S-3 for a secondary offering (including any successor registration statement covering the resale of the Registrable Securities, a “Resale Shelf”) of (x) the Holdings Common Stock issued and issuable to the CB Holders under this Agreement and (y) any other equity security of Holdings issued or issuable with respect to the securities referred to in clause (x) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”) pursuant to Rule 415 under the Securities Act; provided that if Form S-3 is unavailable for such a registration, Holdings shall register the resale of the Registrable Securities on another appropriate form and undertake to register the Registrable Securities on Form S-3 as soon as such form is available, (ii) to cause the Resale Shelf to be declared effective under the Securities Act promptly thereafter, but in no event later than sixty (60) days thereafter (provided that in the event that a lapse in appropriations results in an SEC shutdown during such sixty (60) day period, the sixty (60) day period shall be extended for the number of days during which the shutdown extends), and (iii) to maintain the effectiveness of such Resale Shelf with respect to the Registrable Securities until the earliest of (A) the date that is three (3) years following the Closing Date and (B) the date all of the relevant CB Holder’s Registrable Securities covered by the Resale Shelf can be sold publicly without volume or manner of sale restriction or limitation under Rule 144 under the Securities Act. Holdings shall pay all fees and expenses incident to the performance of or compliance with its obligation to prepare, file and maintain the Resale Shelf (including the fees of its counsel and accountants).

2.          Holdings may suspend the use of a prospectus included in the Resale Shelf by furnishing to the CB Holders a written notice (“Suspension Notice”) stating that in the good faith judgment of Holdings, it would be either (i) prohibited by Holdings’ insider trading policy (as if the CB Holders were covered by such policy) or (ii) materially detrimental to Holdings and its stockholders for such prospectus to be used at such time. A holder of Registrable Securities shall not effect any sales of Registrable Securities pursuant to the Resale Shelf at any time after it has received a Suspension Notice from Holdings and prior to receipt of an End of Suspension Notice (as defined below). The holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from Holdings to the holders. Holdings shall act in good faith to permit any suspension period contemplated by this paragraph to be concluded as promptly as reasonably practicable.

3.          The CB Holders agree that, except as required by applicable law, the CB Holders shall treat as confidential the receipt of any Suspension Notice (provided that in no event shall such notice contain any material nonpublic information of Holdings) hereunder and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of Holdings until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of the terms of this Agreement.

4.          Holdings shall indemnify and hold harmless each CB Holder, its Affiliates, and its and their respective directors and officers, partners, members, managers, employees, agents, and representatives of such CB Holder and each person, if any, who controls such CB Holder within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any agent thereof (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), promptly as incurred, arising out of, based upon or resulting from (a) any violation of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder and (b) any untrue statement or alleged untrue statement of any material fact contained in the Resale Shelf (or any amendment or supplement thereto), the related prospectus, or any amendment or supplement thereto, or arise out of, are based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that Holdings shall not be liable in any such case or to any Indemnified Person to the extent that any such Loss arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission or so made in reliance upon or in conformity with information furnished by or on behalf of such Indemnified Person in writing specifically for use in the preparation of the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person, and shall survive the transfer of such securities by the CB Holders.

5.          Holdings’ obligation under paragraph (1) of this Exhibit C is subject to the CB Holders furnishing to Holdings in writing such information as Holdings reasonably requests for use in connection with the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Each CB Holder shall indemnify Holdings, its officers, directors, managers, employees, agents and representatives, and each person who controls Holdings (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of material fact contained in the Resale Shelf, the related prospectus, or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such CB Holder expressly for inclusion in such document; provided that the obligation to indemnify shall be individual, not joint and several, for each CB Holder and shall be limited to the net amount of proceeds received by such CB Holder from the sale of Registrable Securities pursuant to the Resale Shelf.

6.          Holdings shall cooperate with the CB Holders to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Resale Shelf or Rule 144 under the Securities Act and enable such certificates to be in such denominations or amounts, as the case may be, as the CB Holders may reasonably request and registered in such names as the CB Holders may request.

7.          If requested by a CB Holder, Holdings shall as soon as practicable, subject to any Suspension Notice: (i) incorporate in a prospectus supplement or post-effective amendment such information as a CB Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; (iii) supplement or make amendments to any Registration Statement if reasonably requested by a CB Holder holding any Registrable Securities; and (iv) furnish to each selling CB Holder such number of copies of the prospectus included in the Resale Shelf and any supplement thereto and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such CB Holder.

8.          Holdings shall (i) notify the CB Holders of any request by the Securities and Exchange Commission for the amending or supplementing of the Resale Shelf or any prospectus or for additional information; (ii) advise the CB Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Securities and Exchange Commission suspending the effectiveness of the Resale Shelf or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and (iii) notify each CB Holder, at any time when a prospectus relating to such CB Holder’s Registrable Securities is required to be delivered under the Securities Act, of the happening of any event that would cause the prospectus included in the Resale Shelf to contain an untrue statement of a material fact or omit any fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and, at the request of any such CB Holder, Holdings shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such CB Holder’s Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

9.          Holdings shall use commercially reasonable efforts to cause the Registrable Securities to be listed on the securities exchange on which the Holdings Common Stock is then listed.

10.         As long as the CB Holders shall own Registrable Securities, Holdings, at all times while it shall be reporting under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Holdings after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. Holdings further covenants that it shall take such further action as the CB Holders may reasonably request, all to the extent required from time to time, to enable the CB Holders to sell the Registrable Securities held by the CB Holders without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions.

11.         The rights, duties and obligations of each CB Holder under this Exhibit C may be assigned or delegated by such CB Holder in conjunction with and to the extent of any permitted transfer or assignment of Registrable Securities by such CB Holder to any permitted transferee or assignee.

12.         Holdings shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the CB Holders in this Agreement.

EXHIBIT C

ELECTION FORM

EXHIBIT D

REDEMPTION OF REDEEMABLE ELECTION SHARES

a)	For a period of ninety (90) days following the Closing (the “Redemption Period”), Holdings shall have the right at any time during such period, to redeem the Redeemable Election Shares, in total, from any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Board of Directors of Holdings (the “Redemption Date”). Holdings shall not redeem, repurchase or acquire any shares of Holdings Common Stock issued in connection with the other Roll-Up Transactions for an aggregate price in excess of $5,000,000, unless Holdings contemporaneously repurchases all of the Redeemable Election Shares pursuant to the terms of this Agreement.

b)	Holdings shall effect any such redemption by delivering a promissory note, in the form attached as Exhibit I-2, for an aggregate principal amount equal to (1) the number of Redeemable Election Shares being purchased multiplied by (2) the sum of (a) $10.00, plus (b) any accrued but unpaid dividends for such Redeemable Election Share on such Redemption Date (the “Redemption Note”). The Redemption Notes shall initially be delivered to the Exchange Agent on the Redemption Date. At such time, if any, as the Redeemable Election Shares are held of record by the nominee of The Depository Trust Company (“DTC”), the Redemption Notes shall be delivered to DTC on the Redemption Date.

c)	Holdings shall give notice of any redemption by mail, postage prepaid, not less than 10 days and not more than 15 days before the scheduled Redemption Date to the holders of Redeemable Election Shares (each, a “Holder,” and collectively, the “Holders”) (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) as such Holders’ names appear on the books of the Exchange Agent and at the address of such Holder shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the Redemption Price, and (3) the place where the Redeemable Election Shares are redeemable or to be redeemed, as applicable, and shall be presented and surrendered for payment of the Redemption Price.

d)	If Holdings gives a Redemption Notice, Holdings shall deliver to the Exchange Agent the Redemption Notes sufficient to redeem the Redeemable Election Shares as to which such Redemption Notice shall have been given no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Exchange Agent irrevocable instructions and authority to deliver the Redemption Notes to the Holders, with respect to such applicable Redeemable Election Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the Redeemable Election Shares are held in book-entry form by the Exchange Agent or if the certificate representing such Redeemable Election Shares is issued in the name of DTC or its nominee) of the certificates therefor as set forth in the Redemption Notice.

e)	Any Redeemable Election Shares that are redeemed by Holdings shall be canceled.

EXHIBIT E

FORM OF PROMISSORY NOTE